SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                            (Name of Subject Company)

                 Capital Realty Investors II Limited Partnership
                         A Maryland limited partnership

                              at $175 Net Per Unit

                                       by

                 Equity Resource Fund XXII Limited Partnership,
                       a Massachusetts limited partnership

                         Equity Resource Investments LLC
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                         Equity Resource Investments LLC
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

                Transaction Valuation*             Amount of Filing Fee
                       $875,000                           $175.00
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 5,000 Units at a purchase price of $175 per Unit in the Partnership.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------

     Amount Previously Paid:    Not Applicable    Filing Party:  Not Applicable
     Form of Registration No.:  Not Applicable    Date Filed:    Not Applicable
--------------------------------------------------------------------------------

================================================================================

                                  TENDER OFFER

          This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Equity Resource Fund XXII, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively the "Purchaser") to purchase 5,000 units (the "Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership"), at $175 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and
(a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.       Exhibits

          (a)(1)    Offer to Purchase, dated January 23, 2004
          (a)(2)    Transmittal letter, dated January 23, 2004
          (a)(3)    Agreement of Sale and Assignment
          (a)(4)    Summary Advertisement
          (b)       Not applicable
          (c)       Not applicable
          (d)       Not applicable
          (e)       Not applicable
          (f)       Not applicable
          (g)       Not applicable
          (h)       Not applicable

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2004       Equity Resource Fund XXII Limited Partnership,
                              a Massachusetts limited partnership


                              By: /s/ Eggert Dagbjartsson
                                  --------------------------------
                                        Eggert Dagbjartsson
                                        General Partner

                              Equity Resource Investments LLC
                              A Massachusetts limited liability company


                              By: /s/ Eggert Dagbjartsson
                                  --------------------------------
                                        Eggert Dagbjartsson
                                        Managing Director


                              Eggert Dagbjartsson

                              By: /s/ Eggert Dagbjartsson
                                  --------------------------------
                                        Eggert Dagbjartsson

                                  EXHIBIT INDEX

                                                                     Sequential
Exhibit No.                       Description                        Page Number
-----------         -------------------------------------------      ----------
(a)(1) -            Offer to Purchase, dated January 23, 2004.           4-28

(a)(2) -            Transmittal letter, dated January 23, 2004.           29

(a)(3) -            Agreement of Sale and Assignment                    30-33

(a)(4)              Summary Advertisement                                 34

(b) -               Not applicable.

(c) -               Not applicable.

(d) -               Not applicable.

(e) -               Not applicable.

(f) -               Not applicable.

(g)                 Not applicable

(h)                 Not applicable.